Exhibit 99.1

OPEN MARKET SALE AGREEMENTSM

December 23, 2020

JEFFERIES LLC
520 Madison Avenue

New York, New York 10022

Ladies and Gentlemen:

BELLUS Health Inc. (the “Company”), a company incorporated under the Canada Business Corporations Act (the “CBCA”), proposes, subject to the terms and conditions stated herein, to issue and sell from time to time through Jefferies LLC, as sales agent and/or principal (the “Agent”), the Company’s common shares, no par value per share (the “Common Shares”), the terms set forth in this agreement (this “Agreement”).

Section 1. DEFINITIONS

(a)               Certain Definitions. For purposes of this Agreement, capitalized terms used herein and not otherwise defined shall have the following respective meanings:

“Affiliate” of a Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first- mentioned Person. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agency Period” means the period commencing on the date of this Agreement and expiring on the earliest to occur of (x) the date on which the Agent shall have placed the Maximum Program Amount pursuant to this Agreement, (y) the 25-month period that the Canadian Base Prospectus remains valid and (z) the date this Agreement is terminated pursuant to Section 7.

“Commission” means the United States Securities and Exchange Commission.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder.

“Issuance Amount” means the aggregate Sales Price of the Shares to be sold by the Agent pursuant to any Issuance Notice.

SM “Open Market Sale Agreement” is a service mark of Jefferies LLC

“Issuance Notice” means a written notice delivered to the Agent by the Company in accordance with this Agreement in the form attached hereto as Exhibit A that is executed by its Chief Executive Officer, President or Chief Financial Officer.

“Issuance Notice Date” means any Trading Day during the Agency Period that an Issuance Notice is delivered pursuant to Section 3(b)(i).

“Issuance Price” means the Sales Price less the Selling Commission.

“Maximum Program Amount” means Common Shares with an aggregate Sales Price of the lesser of (a) the number or dollar amount of Common Shares registered under the effective Registration Statement (defined below) pursuant to which the offering is being made, (b) the number of authorized but unissued Common Shares (less Common Shares issuable upon exercise, conversion or exchange of any outstanding securities of the Company or otherwise reserved for issuance from the Company’s authorized capital stock) or (c) the number or dollar amount of Common Shares for which the Company has filed a Prospectus (defined below).

“Person” means an individual or a corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or other entity of any kind.

“Principal Market” means the Nasdaq Global Market or such other United States securities exchange on which the Common Shares, including any Shares, are then listed.

“Sales Price” means the actual sale execution price of each Share placed by the Agent pursuant to this Agreement.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder.

“Selling Commission” means up to three percent (3.0%) of the gross proceeds of Shares sold pursuant to this Agreement, or as otherwise agreed between the Company and the Agent with respect to any Shares sold pursuant to this Agreement.

“Settlement Date” means the second business day following each Trading Day during the period set forth in the Issuance Notice on which Shares are sold pursuant to this Agreement, when the Company shall deliver to the Agent the amount of Shares sold on such Trading Day and the Agent shall deliver to the Company the Issuance Price received on such sales.

“Shares” shall mean the Company’s Common Shares issued or issuable pursuant to this Agreement.

“Trading Day” means any day on which the Principal Market is open for trading.

Section 2.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to, and agrees with, the Agent that as of (1) the date of this Agreement, (2) each Issuance Notice Date, (3) each Settlement Date, (4) each Triggering Event Date and (5) as of each Time of Sale (each of the times referenced above is referred to herein as a “Representation Date”), except as may be disclosed in the Prospectus (including any documents incorporated by reference therein and any supplements thereto) on or before a Representation Date:

(a)               Registration Statement. The Company has prepared and filed with the securities regulatory authorities (the “Canadian Qualifying Authorities”) in the each of the provinces of Canada (collectively, the “Canadian Qualifying Jurisdictions”) a preliminary short form base shelf prospectus dated December 14, 2020 (the “Canadian Preliminary Base Prospectus”), and a final short form base shelf prospectus dated December 23, 2020, in respect of an aggregate of up to US$250,000,000 Common Shares (collectively, the “Shelf Securities”) in each case in accordance with the applicable securities laws of each of the Canadian Qualifying Jurisdictions and the respective applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions (collectively, “Canadian Securities Laws”). The Autorité des marchés financiers (Québec) (the “Reviewing Authority”) is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions in respect of the offering of the Shelf Securities. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued (a “Receipt”) on behalf of itself and the other Canadian Qualifying Authorities for each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus. The term “Canadian Base Prospectus” means the final short form base shelf prospectus dated December 23, 2020 relating to the Shelf Securities, at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with Canadian Securities Laws, including National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 – Shelf Distributions (together with NI 44-101, the “Canadian Shelf Procedures”), and includes any documents incorporated by reference therein and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including but not limited to, all Designated News Releases (as defined below). As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Shares, to be filed by the Company with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws; and “Canadian Prospectuses” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus. As used herein, a “Designated News Release” means a news release disseminated by the Company in respect of previously undisclosed information that, in the Company’s determination, constitutes a material fact (as such term is defined in Canadian Securities Laws) and identified by the Company as a “designated news release” for the purposes of the Canadian Prospectuses in writing on the face page of the version of such news release that is filed by the Company on SEDAR (as defined below) in compliance with Section 5.5 of the Companion Policy to NI 44-102. The Canadian Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Canadian Prospectuses.

The Company has also prepared and filed with the Commission, pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission (the “MJDS”), a registration statement on Form F-10 (File No. 333-251329) covering the registration of the Shelf Securities under the Securities Act and the rules and regulations (the “Rules and Regulations”) of the Commission thereunder, and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(b) under the Securities Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein pursuant to Item 4 of Form F-10 under the Securities Act at such time, is herein called the “Registration Statement.” The Registration Statement at the time it originally became effective is herein called the “Original Registration Statement.” The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the Securities Act is herein called the “U.S. Base Prospectus.” “U.S. Prospectus Supplement” means the Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act, to the U.S. Base Prospectus relating to the offering of the Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10; “U.S. Prospectuses” means the U.S. Prospectus Supplement (and any additional U.S. prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus.

As used herein, “Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement; and “Prospectuses” means, collectively, the Canadian Prospectuses and the U.S. Prospectuses. Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the Commission or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectuses or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”) and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectuses or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to the Electronic Data Gathering Analysis and Retrieval System (“EDGAR”).

Each of the Company and Agent hereby agrees and acknowledges that (i) it will not undertake any act, advertisement, solicitation, conduct or negotiation directly or indirectly in furtherance of the sale of the Shares in Canada; (ii) it will not undertake an offer or sale of any Shares through the facilities of the TSX or any other Canadian trading market (together with the TSX, a “Canadian Market”); and (iii) it will not undertake an offer or sale of any of the Shares to any person that it knows or has reason to believe is in Canada or has been pre-arranged with a buyer in Canada, or to any person who it knows or has reason to believe is acting on the behalf of persons in Canada or to any person whom it knows or has reason to believe intends to reoffer, resell or deliver the Shares in Canada through the facilities of a Canadian Market or to any persons in Canada or acting on the behalf of persons in Canada; in each case pursuant to this Agreement.

The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectuses, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectuses shall be deemed to mean and include the filing of any document under the Exchange Act, and which is deemed to be incorporated therein by reference therein or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectuses, as the case may be. All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus or the Canadian Prospectuses (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus or the Canadian Prospectuses, as the case may be.

(b)               Compliance with Registration Requirements. The Company meets the general eligibility requirements for the use of the Canadian Shelf Procedures and for the use of a short form base shelf prospectus with respect to a distribution of securities. The Reviewing Authority has issued the Receipt on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus. Subsequent to the issuance of the Receipt for the Canadian Base Prospectus, no other document with respect to the Canadian Base Prospectus has heretofore been filed with the Canadian Qualifying Authorities, except for any document filed with the Canadian Qualifying Authorities subsequent to the date of such Receipt in the form heretofore delivered to the Agent or made available to Agent on SEDAR. No order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Common Shares or any other securities of the Company has been issued or made by any Canadian Qualifying Authority, any other securities commission, stock exchange or other regulatory authority and no proceedings for that purpose have been initiated or are pending or, to the best of the Company’s knowledge, are contemplated or threatened by any Canadian Qualifying Authority, any other securities commission, stock exchange or other regulatory authority, and any request made to the Company on the part of any Canadian Qualifying Authority, any other securities commission, stock exchange or other regulatory authority for additional information has been complied with.

The Original Registration Statement has been declared effective by the Commission under the Securities Act. At the time of filing the Registration Statement the Company met, and as of the date hereof the Company meets, the general eligibility requirements for use of Form F-10 under the Securities Act. The Registration Statement has become effective pursuant to Rule 467(b) under the Securities Act. The Company has complied to the Commission’s satisfaction with all requests of the Commission for additional or supplemental information. Any amendment or supplement to the Registration Statement or the U.S. Prospectus required by this Agreement will be so prepared and filed by the Company and, as applicable, the Company will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the Registration Statement has been issued, and no proceeding for that purpose has been instituted or, to the knowledge of the Company, threatened by the Commission. No order preventing or suspending the use of the U.S. Base Prospectus, the U.S. Prospectus Supplement, the U.S. Prospectuses or any Free Writing Prospectus (as defined below) has been issued by the Commission. Copies of all filings made by the Company under the Securities Act and all documents that were filed with the Commission have either been delivered to the Agent or made available to the Agent on EDGAR. Copies of all filings made by the Company under the Canadian Securities Laws that were filed or furnished with the Commission have either been delivered to the Agent or made available to the Agent on SEDAR. For the purposes of this Agreement, the “Applicable Time” means, with respect to any Common Shares, the time of sale of such Common Shares pursuant to this Agreement.

The Canadian Prospectuses, at the time of filing thereof with the Canadian Qualifying Authorities, complied and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws.

The U.S. Prospectuses, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectuses, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations.

The U.S. Prospectuses when filed complied in all material respects with the Securities Act and, if filed with the Commission through EDGAR (except as may be permitted by Regulation S-T under the Securities Act), were identical to the copy thereof delivered to the Agent for use in connection with the issuance and sale of the Shares.

Each of the Registration Statement and any post-effective amendment thereto, at the time it became effective and at all subsequent times, complied and will comply in all material respects with the Securities Act and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. As of the date of this Agreement, the U.S. Prospectuses and any Free Writing Prospectus considered together (collectively, the “Time of Sale Information”) did not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The U.S. Prospectuses, as amended or supplemented, as of its date and at all subsequent times, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the three immediately preceding sentences do not apply to statements in or omissions from the Registration Statement or any post-effective amendment thereto, or the U.S. Prospectuses, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agent furnished to the Company in writing by the Agent expressly for use therein, it being understood and agreed that the only such information furnished by the Agent to the Company consists of the information described in Section 6 below. There are no contracts or other documents required to be described in the U.S. Prospectuses or to be filed as exhibits to the Registration Statement which have not been described or filed as required. The Registration Statement and the offer and sale of the Shares as contemplated hereby meet the requirements of Rule 415 under the Securities Act and comply in all material respects with said rule.

(c)               Ineligible Issuer Status. The Company is not an “ineligible issuer” in connection with the offering of the Shares pursuant to Rules 164, 405 and 433 under the Securities Act. Any Free Writing Prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act. Each Free Writing Prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of Rule 433 under the Securities Act including timely filing with the Commission or retention where required and legending, and each such Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the issuance and sale of the Shares did not, does not and will not include any information that conflicted, conflicts with or will conflict with the information contained in the Registration Statement or the U.S. Prospectuses, including any document incorporated by reference therein. Except for the Free Writing Prospectuses, if any, and electronic road shows, if any, furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any Free Writing Prospectus.

(d)               Incorporated Documents. The documents incorporated or deemed to be incorporated by reference in the Registration Statement and the Prospectuses, at the time they were or hereafter are filed with the Commission or Canadian Qualifying Authorities, and any Free Writing Prospectus or amendment or supplement thereto, complied and will comply in all material respects with the requirements of the Exchange Act and Canadian Securities Laws and, when read together with the other information in the U.S. Prospectuses, at the time the Registration Statement and any amendments thereto become effective and at each Settlement Date, do not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the immediately preceding sentence does not apply to statements in or omissions from such documents, made in reliance upon and in conformity with information relating to the Agent furnished to the Company in writing by the Agent expressly for use therein, it being understood and agreed that the only such information furnished by the Agent to the Company consists of the information described in Section 6 below.

(e)               Foreign Private Issuer. The Company is a “foreign private issuer” (as defined in Rule 405 under the Securities Act) and meets the requirements to use Form F-10 under the Securities Act to register the offering of the Offered Shares under the Securities Act. The Company has prepared and filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X in conjunction with the filing of the Registration Statement. The Registration Statement and the Form F-X conform, and any further amendments to the Registration Statement or the Form F-X will conform, in all material respects to applicable requirements of the Securities Act.

(f)                This Agreement. The Company has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms; except as enforcement hereof and thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought and subject to the fact that rights of indemnity and contribution may be limited by applicable law.

(g)               Authorization of the Shares. The Shares to be issued and sold pursuant to any Issuance Notice have been duly authorized for issuance and sale pursuant to this Agreement and, when issued and delivered by the Company against payment therefor pursuant to this Agreement and such Issuance Notice, will be validly issued, fully paid and non-assessable, and the issuance and sale of the Shares is not subject to any preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase the Shares.

(h)               No Applicable Registration or Other Similar Rights. There are no persons with registration or other similar rights to have any equity or debt securities registered for sale under the Registration Statement or included in the offering contemplated by this Agreement, except for such rights as have been duly waived.

(i)                 No Material Adverse Change. Except as otherwise disclosed in the Registration Statement and U.S. Prospectuses, subsequent to the respective dates as of which information is given in the Registration Statement and U.S. Prospectuses: (i) there has been no material adverse change, or any development that would reasonably be expected to result in a material adverse change, in (A) the condition, financial or otherwise, or in the earnings, business, properties, operations, operating results, assets, liabilities or prospects, whether or not arising from transactions in the ordinary course of business, of the Company and its subsidiaries, considered as one entity or (B) the ability of the Company to consummate the transactions contemplated by this Agreement or perform its obligations hereunder (any such change being referred to herein as a “Material Adverse Change”); (ii) the Company and its subsidiaries, considered as one entity, have not incurred any material liability or obligation, indirect, direct or contingent, including without limitation any losses or interference with their business from fire, explosion, flood, earthquakes, accident or other calamity, whether or not covered by insurance, or from any strike, labor dispute or court or governmental action, order or decree, that are material, individually or in the aggregate, to the Company and its subsidiaries, considered as one entity, and have not entered into any material transactions not in the ordinary course of business; and (iii) there has not been any material decrease in the capital stock or any material increase in any short-term or long-term indebtedness of the Company or its subsidiaries and there has been no dividend or distribution of any kind declared, paid or made by the Company or, except for dividends paid to the Company or other subsidiaries, by any of the Company’s subsidiaries on any class of capital stock, or any repurchase or redemption by the Company or any of its subsidiaries of any class of capital stock.

(j)                 Independent Accountants. KPMG LLP, which has expressed its opinion with respect to the financial statements (which term as used in this Agreement includes the related notes thereto) incorporated by reference into the Registration Statement and the U.S. Prospectuses, is (i) an independent registered public accounting firm as required by the Securities Act, the Exchange Act, the rules of the Public Company Accounting Oversight Board (“PCAOB”), the Code of Ethics of the Ordre des comptables professionnels agréés du Québec and in accordance with Canadian Securities Laws, (ii) in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X under the Securities Act and (iii) a registered public accounting firm as defined by the PCAOB whose registration has not been suspended or revoked and who has not requested such registration to be withdrawn. There has not been any reportable event (within the meaning of Regulation 51-102 — Continuous Disclosure Obligations) with such auditors with respect to audits of the Company.

(k)               Financial Statements. The financial statements incorporated by reference into the Registration Statement and the Prospectuses present fairly the consolidated financial position of the Company and its subsidiaries as of the dates indicated and the results of their operations, changes in stockholders’ equity and cash flows for the periods specified. Such financial statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) applied on a consistent basis throughout the periods involved, except as may be expressly stated in the related notes thereto and comply as to form in all material respects with the applicable accounting requirements of Canadian Securities Laws and the CBCA. No other financial statements or supporting schedules are required to be included or incorporated by reference in the Registration Statement or the Prospectuses. The financial data set forth in each of the Registration Statement and the Prospectuses under the caption “Consolidated Capitalization” fairly present the information set forth therein on a basis consistent with that of the financial statements incorporated by reference into the Registration Statement and the Prospectuses. All disclosures contained in the Registration Statement and the Prospectuses and any free writing prospectus that constitute non-IFRS financial measures (as defined by the rules and regulations under the Securities Act and the Exchange Act and under Canadian Securities Laws) comply with Regulation G under the Exchange Act and Item 10 of Regulation S-K under the Securities Act, and Canadian Securities Laws regarding the use of non-GAAP financial information, if and as applicable. To the Company’s knowledge, no person who has been suspended or barred from being associated with a registered public accounting firm, or who has failed to comply with any sanction pursuant to Rule 5300 promulgated by the PCAOB, has participated in or otherwise aided the preparation of, or audited, the financial statements, supporting schedules or other financial data filed with the Commission as a part of the Registration Statement and U.S. Prospectuses.

(l)                 Company’s Accounting System. The Company and each of its subsidiaries make and keep accurate books and records and maintain a system of internal accounting controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS as issued by IASB and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (v) the interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Registration Statement and the Prospectus fairly presents the information called for in all material respects and is prepared in accordance with the Commission's rules and guidelines applicable thereto.

(m)             Disclosure Controls and Procedures; Deficiencies in or Changes to Internal Control Over Financial Reporting. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting as those terms are defined in Regulation 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, which (i) are designed to provide reasonable assurance that material information relating to the Company and each of its subsidiaries is made known to those within the Company and each of its subsidiaries responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by applicable laws; (ii) have been evaluated by management of the Company for effectiveness as of the end of the Company’s most recent year end; and (iii) are effective in all material respects to perform the functions for which they were established. Since the end of the Company’s most recent audited fiscal year, there have been no significant deficiencies or material weaknesses in the Company’s internal control over financial reporting (whether or not remediated), including any material weaknesses in its internal control over financial reporting which would be required to be disclosed in a certificate issued pursuant to Regulation 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, and no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Except as set forth in the U.S. Prospectuses or as otherwise disclosed to the Agent, the Company is not aware of any change in its internal control over financial reporting that has occurred during its most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(n)               Incorporation and Good Standing of the Company. The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation and has the corporate power and authority to own, lease and operate its properties and to conduct its business as described in the U.S. Prospectuses and to enter into and perform its obligations under this Agreement. The Company is duly qualified as a corporation to transact business and is in good standing under the laws of Canada and each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business.

(o)               Subsidiaries. Each of the Company’s “subsidiaries” (for purposes of this Agreement, as defined in the CBCA) has been duly incorporated or organized, as the case may be, and is validly existing as a corporation, partnership or limited liability company, as applicable, in good standing under the laws of the jurisdiction of its incorporation or organization and has the power and authority (corporate or other) to own, lease and operate its properties and to conduct its business as described in the U.S. Prospectuses. Each of the Company’s subsidiaries is duly qualified as a corporation, partnership or limited liability company, as applicable, to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business. All of the issued and outstanding capital stock or other equity or ownership interests of each of the Company’s subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance or adverse claim. None of the outstanding capital stock or equity interest in any subsidiary was issued in violation of preemptive or similar rights of any security holder of such subsidiary. The constitutive or organizational documents of each of the subsidiaries comply in all material respects with the requirements of applicable laws of its jurisdiction of incorporation or organization and are in full force and effect. Except as set forth in the U.S. Prospectuses or as otherwise disclosed to the Agent, the Company does not own or control, directly or indirectly, any corporation, association or other entity other than the subsidiaries set listed in or included as an exhibit to the Company’s most recent annual report on Form 40-F.

(p)               Capitalization and Other Capital Stock Matters. As of the date that such disclosure is provided, the authorized, issued and outstanding capital stock of the Company is as set forth in the U.S. Prospectuses under the caption “Consolidated Capitalization”. The Common Shares (including the Shares) conform in all material respects to the description thereof contained in the U.S. Prospectuses. All of the issued and outstanding Common Shares have been duly authorized and validly issued, are fully paid and non-assessable and have been issued in compliance with all applicable securities laws. None of the outstanding Common Shares was issued in violation of any preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase securities of the Company. There are no authorized or outstanding options, warrants, preemptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any capital stock of the Company or any of its subsidiaries other than those described in the U.S. Prospectuses. The descriptions of the Company’s stock option, stock bonus and other stock plans or arrangements, and the options or other rights granted thereunder, set forth in the U.S. Prospectuses accurately and fairly presents the information required to be shown with respect to such plans, arrangements, options and rights. Except as described in the U.S. Prospectuses, the Company has not been notified of, nor is it party to, any agreement which in any manner affects the voting or control of any securities of the Company or its subsidiaries.

(q)               Stock Exchange Listing. The Common Shares are listed on the Principal Market and on the TSX and the Company has taken no action designed to, or likely to have the effect of, delisting the Common Shares from Principal Market or the TSX, nor has the Company received any notification that Principal Market or TSX is contemplating terminating such listing. The Company will use reasonable best efforts to maintain the listing of the Shares on the Principal Market and the TSX.

(r)                Non-Contravention of Existing Instruments; No Further Authorizations or Approvals Required. Neither the Company nor any of its subsidiaries is in violation of its articles or by-laws, partnership agreement or operating agreement or similar organizational documents, as applicable, or is in default (or, with the giving of notice or lapse of time, would be in default) (“Default”) under any indenture, loan, credit agreement, note, lease, license agreement, contract, franchise or other instrument (including, without limitation, any pledge agreement, security agreement, mortgage or other instrument or agreement evidencing, guaranteeing, securing or relating to indebtedness) to which the Company or any of its subsidiaries is a party or by which it or any of them may be bound, or to which any of their respective properties or assets are subject (each, an “Existing Instrument”), except for such Defaults as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change. The Company’s execution, delivery and performance of this Agreement, consummation of the transactions contemplated hereby and by the U.S. Prospectuses and the issuance and sale of the Shares (including the use of proceeds from the sale of the Shares as described in the U.S. Prospectuses under the caption “Use of Proceeds”) (i) have been duly authorized by all necessary corporate action and will not result in any violation of the provisions of the articles or by-laws, partnership agreement or operating agreement or similar organizational documents, as applicable, of the Company or any subsidiary (ii) will not conflict with or constitute a breach of, or Default or a Debt Repayment Triggering Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, or require the consent of any other party to, any Existing Instrument, except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change and (iii) will not result in any violation of any law, administrative regulation or administrative or court decree applicable to the Company or any of its subsidiaries, except, in the cases of (ii) and (iii) above, as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change. No consent, approval, authorization or other order of, or registration or filing with, any court or other governmental or regulatory authority or agency, is required for the Company’s execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby and by the U.S. Prospectuses, except (i) such as have been obtained or made by the Company and are in full force and effect under the Securities Act or Canadian Securities Laws, as applicable,, (ii) the filings required by this Agreement, including the filing of the Canadian Prospectus Supplement with the Reviewing Authority and the filing with the Commission of the U.S. Prospectus Supplement, and (iii) such as may be required under the blue sky laws of any jurisdiction or the rules and regulations of FINRA, the Principal Market or the TSX in connection with the transactions contemplated by this Agreement. Except as set forth elsewhere in this Agreement, all consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence shall be obtained or effected on or prior to each Applicable Time. As used herein, a “Debt Repayment Triggering Event” means any event or condition which gives, or with the giving of notice or lapse of time would give, the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its subsidiaries.

(s)                Compliance with Laws. The Company and its subsidiaries have been and are in compliance with all applicable laws, rules and regulations, except where failure to be so in compliance would not be expected, individually or in the aggregate, to result in a Material Adverse Change.

(t)                 No Material Actions or Proceedings. There is no action, suit, proceeding, inquiry or investigation brought by or before any legal or governmental entity now pending or, to the knowledge of the Company, threatened, against or affecting the Company or any of its subsidiaries, which would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change. No material labor dispute with the employees of the Company or any of its subsidiaries, or with the employees of any principal supplier, manufacturer, customer or contractor of the Company, exists or, to the knowledge of the Company, is threatened or imminent.

(u)               Intellectual Property Rights. The Company and its subsidiaries own, or have obtained valid and enforceable licenses for, the inventions, patent applications, patents, trademarks, trade names, service names, copyrights, trade secrets and other intellectual property described in the U.S. Prospectuses as being owned or licensed by them, or to the knowledge of the Company, which are necessary for the conduct of their respective businesses as currently conducted or as currently proposed to be conducted (collectively, “Intellectual Property”); and, to the knowledge of the Company, the conduct of their respective businesses does not and will not infringe, misappropriate or otherwise conflict in any material respect with any intellectual property rights of others. The Intellectual Property has not been adjudged by a court of competent jurisdiction to be invalid or unenforceable, in whole or in part, and the Company is unaware of any facts which would form a reasonable basis for any such adjudication. To the Company’s knowledge: (i) there are no third parties who have rights to any Intellectual Property, including liens, security interests, or other encumbrances, except for customary reversionary rights of third-party licensors with respect to Intellectual Property that is disclosed in the U.S. Prospectuses as licensed to the Company or one or more of its subsidiaries; and (ii) there is no infringement by third parties of any Intellectual Property. There is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others: (A) challenging the Company’s rights in or to any Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such action, suit, proceeding or claim; (B) challenging the validity, enforceability or scope of any Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such action, suit, proceeding or claim; or (C) asserting that the Company or any of its subsidiaries infringes or otherwise violates, or would, upon the commercialization of any product or service described in the U.S. Prospectuses as under development, infringe or violate, any patent, trademark, trade name, service name, copyright, trade secret or other proprietary rights of others (nor has the Company received any such claim from a third party), and the Company is unaware of any facts which would form a reasonable basis for any such action, suit, proceeding or claim. The Company and its subsidiaries have complied in all material respects with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company or any subsidiary, and all such agreements are in full force and effect. To the Company’s knowledge, there are no material defects in any of the patents or patent applications included in the Intellectual Property. The Company and its subsidiaries have taken all reasonable steps to protect, maintain and safeguard their Intellectual Property, including the execution of appropriate nondisclosure, confidentiality agreements and invention assignment agreements and invention assignments with their employees, and, to the knowledge of the Company, no employee of the Company is in or has been in violation of any term of any employment contract, patent disclosure agreement, invention assignment agreement, non-competition agreement, non-solicitation agreement, nondisclosure agreement, or any restrictive covenant to or with a former employer where the basis of such violation relates to such employee’s employment with the Company. To the knowledge of the Company, the duty of candor and good faith as required by the United States Patent and Trademark Office during the prosecution of the United States patents and patent applications included in the Intellectual Property have been complied with; and in all foreign offices having similar requirements, to the knowledge of the Company, all such requirements have been complied with. None of the Company owned Intellectual Property or technology (including information technology and outsourced arrangements) employed by the Company or its subsidiaries has been obtained or is being used by the Company or its subsidiary in violation of any contractual obligation binding on the Company or its subsidiaries or any of their respective officers, directors or employees or, to the knowledge of the Company, otherwise in violation of the rights of any persons. The product candidates described in the U.S. Prospectuses as under development by the Company or any subsidiary fall within the scope of the claims of one or more patents owned by, or exclusively licensed to, the Company or any subsidiary. The Company and its subsidiaries use, and have used, commercially reasonable efforts to appropriately maintain all information intended to be maintained as a trade secret.

(v)               All Necessary Permits, etc. The Company and its subsidiaries possess such valid and current certificates, authorizations, licenses, approvals, consents or permits required by state, federal, provincial, local or foreign regulatory agencies or bodies to conduct their respective businesses as currently conducted and as described in the U.S. Prospectuses (“Permits”). Neither the Company nor any of its subsidiaries is in violation of, or in default under, any of the Permits or has received any notice of proceedings relating to the revocation or modification of, or non-compliance with, any such Permit.

(w)             Title to Properties. The Company and its subsidiaries have good and marketable title, or in the case of real property in Québec, good and valid title, to all of the real and personal property and other assets reflected as owned in the financial statements referred to in Section 2(k) above, in each case free and clear of any security interests, mortgages, liens, encumbrances, equities, adverse claims and other defects. The real property, improvements, equipment and personal property held under lease by the Company or any of its subsidiaries are held under valid and enforceable leases, with such exceptions as are not material and do not materially interfere with the use made or proposed to be made of such real property, improvements, equipment or personal property by the Company or such subsidiary.

(x)               Tax Law Compliance. The Company and its subsidiaries have filed all necessary federal, provincial, state and foreign income and franchise tax returns or have properly requested extensions thereof and have paid all taxes required to be paid by any of them and, if due and payable, any related or similar assessment, fine or penalty levied against any of them except as may be being contested in good faith and by appropriate proceedings. The Company and its subsidiaries have properly withheld or collected and remitted all amounts required to be withheld or collected and remitted by it in respect of any governmental charges. The Company has made adequate charges, accruals and reserves in the financial statements referred to in Section 2(k) above in respect of all federal, provincial, state and foreign income and franchise taxes for all periods as to which the tax liability of the Company or any of its subsidiaries has not been finally determined. No stamp duty, stamp duty reserve, registration, transfer or other similar taxes or duties (“Transfer Taxes”) are payable in Canada by or on behalf of the Agent in connection with (i) the issuance of the Shares by the Company in the manner contemplated by this Agreement or (ii) the execution and delivery of this Agreement. There are no actions, suits, proceedings, investigations or claims threatened or pending against the Company or any of its subsidiaries in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority, with such exceptions as would not result in a Material Adverse Change.

(y)                  Scientific Research and Experimental Development Credits. The Scientific Research and Experimental Development (“SR&ED”) credits receivable described in the U.S. Prospectuses are based on underlying work, expenses and claims of the Company or the applicable subsidiary giving rise to such SR&ED credits which satisfy the requirements of the Income Tax Act (Canada) in order for the Company or the applicable subsidiary to claim or have claimed such SR&ED credits, and, to the knowledge of the Company, there are no facts, circumstances or basis upon which the applicable taxing authority could reject, disallow, adversely reassess or deny the Company or the applicable subsidiary any such SR&ED credits.

(z)               Insurance. Each of the Company and its subsidiaries are insured by recognized, financially sound and reputable institutions with policies in such amounts and with such deductibles and covering such risks as are generally deemed adequate and customary for their businesses including, but not limited to, policies covering real and personal property owned or leased by the Company and its subsidiaries against theft, damage, destruction, acts of vandalism, earthquakes and policies covering the Company and its subsidiaries for product liability claims and clinical trial liability claims. All such policies are in full force and effect and, to the knowledge of the Company, no material default exists under such policies of insurance as to the payment of premiums or otherwise under the terms of any such policy. There are no claims by the Company nor any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. The Company has no reason to believe that it or any of its subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not reasonably be expected to result in a Material Adverse Change. Neither the Company nor any of its subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

(aa)            Compliance with Environmental Laws. Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change: (i) neither the Company nor any of its subsidiaries is in violation of any federal, provincial, state, regional, local or foreign statute, law, rule, regulation, by-law, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”); (ii) the Company and its subsidiaries have all permits, licenses, certificates, authorizations, consents and approvals required under any applicable Environmental Laws and are each in compliance with their requirements; (iii) there are no pending or, to the knowledge of the Company, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its subsidiaries or in connection with any properties owned or leased by the Company and/or its subsidiaries or which would reasonably be expected to result in the revocation, termination or modification of any certificate, authorization, license, approval, consent or permit required under any applicable Environmental Laws; and (iv) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its subsidiaries relating to Hazardous Materials or any Environmental Laws.

(bb)           ERISA Compliance. The Company and its subsidiaries have not established or maintained any “employee benefit plan” (as defined under the Employee Retirement Income Security Act of 1974, as amended, and the regulations and published interpretations thereunder (collectively, “ERISA”)).

(cc)            Company Not an “Investment Company” or “Controlled Foreign Corporation.” The Company is not, and will not be, either after receipt of payment for the Shares or after the application of the proceeds therefrom as described under “Use of Proceeds” in the U.S. Prospectuses, required to register as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”). To the Company’s knowledge, based solely upon the record ownership of Shares, and without regard to the beneficial ownership of Shares held in street name, the option to acquire Shares granted hereunder to the underwriters, and any indirect or constructive ownership by U.S. persons pursuant Section 958 of the Internal Revenue Code of 1986, as amended, not actually disclosed to the Company, the Company is not a “controlled foreign corporation” as defined in the Internal Revenue Code of 1986, as amended.

(dd)           No Price Stabilization or Manipulation; Compliance with Regulation M. Neither the Company nor any of its subsidiaries has taken, directly or indirectly, any action designed to or that might cause or result in stabilization or manipulation of the price of the Shares or of any “reference security” (as defined in Rule 100 of Regulation M under the Exchange Act (“Regulation M”)) with respect to the Shares, whether to facilitate the sale or resale of the Shares or otherwise, or has taken any action which would directly or indirectly violate Regulation M.

(ee)            Related-Party Transactions. There are no related-party transactions involving the Company or any of its subsidiaries or any other person required to be described in the U.S. Prospectuses that have not been described as required.

(ff)              Statistical and Market-Related Data. All statistical, demographic and market-related data included in the Registration Statement and the U.S. Prospectuses are based on or derived from sources that the Company believes, after reasonable inquiry, to be reliable and accurate. To the extent required, the Company has obtained the written consent to the use of such data from such sources.

(gg)           No Unlawful Contributions or Other Payments. Neither the Company nor any of its subsidiaries nor, to the Company’s knowledge, any employee or agent of the Company or any of its subsidiaries, has made any contribution or other payment to any official of, or candidate for, any federal, provincial, state, municipal or foreign office or any other person charged with similar public or quasi-public duties, in violation of any law or of the character required to be disclosed in the U.S. Prospectuses.

(hh)           Anti-Corruption and Anti-Bribery Laws. Neither the Company nor any of its subsidiaries nor any director, officer, or employee of the Company or any of its subsidiaries, nor, to the knowledge of the Company, any agent, affiliate or other person acting on behalf of the Company or any of its subsidiaries has, in the course of its actions for, or on behalf of, the Company or any of its subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made or taken any act in furtherance of an offer, promise, or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic government official or employee, including of any government-owned or controlled entity or public international organization, or any political party, party official, or candidate for political office; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the UK Bribery Act 2010, or any other applicable anti-bribery or anti-corruption law (collectively, the “Acts”); or (iv) made, offered, authorized, requested, or taken an act in furtherance of any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment or benefit . The Company and its subsidiaries and, to the knowledge of the Company, the Company’s affiliates, have conducted their respective businesses in compliance with the Acts and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(ii)              Money Laundering Laws. The operations of the Company and its subsidiaries are, and have been conducted at all times, in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(jj)              Sanctions. Neither the Company nor any of its subsidiaries, directors, officers, or employees, nor, to the knowledge of the Company, after due inquiry, any agent, affiliate or other person acting on behalf of the Company or any of its subsidiaries is currently the subject or the target of any sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury of the United Kingdom, or other relevant sanctions authority in any country or territory (collectively, “Sanctions”); nor is the Company or any of its subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Crimea, Cuba, Iran, North Korea, and Syria (each such country, a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, or any joint venture partner or other person or entity, for the purpose of financing the activities of or business with any person, or in any country or territory, that at the time of such financing, is the subject or the target of Sanctions or in any other manner that will result in a violation by any person (including any person participating in the transaction whether as underwriter, advisor, investor or otherwise) of applicable Sanctions. For the past five years, the Company and its subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(kk)           Brokers. Except pursuant to this Agreement, there is no broker, finder or other party that is entitled to receive from the Company any brokerage or finder’s fee or other fee or commission as a result of any transactions contemplated by this Agreement.

(ll)              Submission to Jurisdiction. The Company has the power to submit, and pursuant to Section 8(g) of this Agreement, has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of each United States federal court and New York state court located in the Borough of Manhattan, in the City of New York, New York, U.S.A. (each, a “New York Court”), and the Company has the power to designate, appoint and authorize, and pursuant to Section 8(g) of this Agreement, has legally, validly, effectively and irrevocably designated, appointed and authorized an agent for service of process in any action arising out of or relating to this Agreement in any New York Court, and service of process effected on such authorized agent will be effective to confer valid personal jurisdiction over the Company as provided in Section 8(g) hereof.

(mm)      No Rights of Immunity. Except as provided by laws or statutes generally applicable to transactions of the type described in this Agreement, neither the Company nor any of its properties, assets or revenues has any right of immunity under Canada, New York or United States law, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any Canada, New York or United States federal court, from service of process, attachment upon or prior judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Agreement. To the extent that the Company or any of its properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, the Company waives or will waive such right to the extent permitted by law and has consented to such relief and enforcement as provided in Section 8(g) of this Agreement.

(nn)           Enforceability of Judgments. Any final judgment for a fixed or readily calculable sum of money rendered by a New York Court having jurisdiction under its own domestic laws and recognized by the Canadian courts as having jurisdiction (according to Canadian conflicts of laws principles and rules of Canadian private international law at the time when proceedings were initiated) to give such final judgment in respect of any suit, action or proceeding against the Company based upon this Agreement herein and therein would be declared enforceable against the Company, without re-examination or review of the merits of the cause of action in respect of which the original judgment was given or re-litigation of the matters adjudicated upon, by the courts of Canada.

(oo)           Forward-Looking Statements. Each financial or operational projection or other “forward-looking statement” (as defined by Section 27A of the Securities Act or Section 21E of the Exchange Act) or “forward-looking information” (as defined in Regulation 51-102 – Continuous Disclosure Obligations) contained in the Registration Statement and the Prospectuses (i) was so included by the Company in good faith and with reasonable basis after due consideration by the Company of the underlying assumptions, estimates and other applicable facts and circumstances and (ii) is identified as such and is accompanied by meaningful cautionary statements cautioning users of forward-looking statements and forward-looking information that actual results may vary from the forward-looking statements and forward-looking information and identifying those factors that could cause actual results to differ materially from those in such forward-looking statement or forward-looking information and accurately stating the material factors or assumptions used to develop forward-looking statements and forward-looking information.

(pp)           No Outstanding Loans or Other Extensions of Credit. The Company does not have any outstanding extension of credit, in the form of a personal loan, to or for any director or executive officer (or equivalent thereof) of the Company except for such extensions of credit as are expressly permitted by Section 13(k) of the Exchange Act.

(qq)           Lending Relationship. Except as disclosed in the Registration Statement and the U.S. Prospectuses, the Company (i) does not have any material lending or other relationship with any bank or lending affiliate of the Agent and (ii) does not intend to use any of the proceeds from the sale of the Shares to repay any outstanding debt owed to any affiliate of the Agent.

(rr)              Cybersecurity. The Company and its subsidiaries have implemented and maintain commercially reasonable physical, technical and administrative controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data, including “Personal Data,” used in connection with their businesses. “Personal Data” means all personally identifiable information collected from individuals, including, without limitation, any employees or other third parties. There have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same. The Company and its subsidiaries have been and are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and data, including Personal Data, and to the protection of such IT Systems and data, including Personal Data, from unauthorized use, access, misappropriation or modification, except as would not, individually or in the aggregate, result in a Material Adverse Change.

(ss)             Emerging Growth Company Status. From the time of initial filing of the Registration Statement with the Commission through the date hereof, the Company has been and is an “emerging growth company,” as defined in Section 2(a) of the Securities Act (an “Emerging Growth Company”).

(tt)              Clinical Data and Regulatory Compliance. The research, preclinical tests and clinical trials, and other studies or tests (collectively, “Studies”) that are described in, or the results of which are referred to in, the Registration Statement and the U.S. Prospectuses were and, if still pending, are being conducted in all material respects in accordance with the protocols, procedures and controls designed and approved for such Studies and with standard medical and scientific research procedures; each description of the results of such Studies is accurate and complete in all material respects and fairly presents the data derived from such Studies, and the Company and its subsidiaries have no knowledge of any other studies the results of which are inconsistent with, or otherwise call into question, the results described or referred to in the Registration Statement and the U.S. Prospectuses; the Company and its subsidiaries have made all such filings and obtained all such approvals as may be required by the Food and Drug Administration of the U.S. Department of Health and Human Services (the “FDA”), Health Canada or any committee thereof, or from any other applicable U.S., Canadian or foreign government or drug or medical device regulatory agency, or health care facility Institutional Review Board (collectively, the “Regulatory Agencies”); neither the Company nor any of its subsidiaries has received any notice of, or correspondence from, any Regulatory Agency requiring the termination, suspension or modification of any clinical trials that are described or referred to in the Registration Statement and the U.S. Prospectuses; and the Company and its subsidiaries have each operated and currently are in compliance in all material respects with all applicable rules, regulations and policies of the Regulatory Agencies.

(uu)           Compliance with Health Care Laws. The Company and its subsidiaries are, and at all times have been, in compliance in all material respects with all Health Care Laws. For purposes of this Agreement, “Health Care Laws” means: (i) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. Section 301 et seq.), the Public Health Service Act (42 U.S.C. Section 201 et seq.), and the regulations promulgated thereunder; (ii) all applicable federal, state, local and foreign health care fraud and abuse laws, including, without limitation, the Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b)), the Civil False Claims Act (31 U.S.C. Section 3729 et seq.), the criminal false statements law (42 U.S.C. Section 1320a-7b(a)), 18 U.S.C. Sections 286 and 287, the health care fraud criminal provisions under the U.S. Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) (42 U.S.C. Section 1320d et seq.), the Stark Law (42 U.S.C. Section 1395nn), the civil monetary penalties law (42 U.S.C. Section 1320a-7a), the exclusion law (42 U.S.C. Section 1320a-7), the Physician Payments Sunshine Act (42 U.S.C. Section 1320-7h), and applicable laws governing government funded or sponsored healthcare programs; (iii) HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. Section 17921 et seq.); (iv) the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010; (v) licensure, quality, safety and accreditation requirements under applicable federal, state, local or foreign laws or regulatory bodies; and (vi) the Canada Health Act (R.S.C. , 1985, c. C-6) and the regulations promulgated thereunder. Neither the Company nor any of its subsidiaries has received written notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any court or arbitrator or governmental or regulatory authority or third party alleging that the Company is in violation of any Health Care Laws nor, to the Company’s knowledge, is any such claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action threatened. The Company and its subsidiaries have filed, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Health Care Laws, and all such material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and accurate on the date filed in all material respects (or were corrected or supplemented by a subsequent submission). Neither the Company nor any of its subsidiaries is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any governmental or regulatory authority. Additionally, neither the Company, nor any of its subsidiaries nor any of their respective officers or directors (or, to the knowledge of the Company, employees or agents) has been excluded, suspended or debarred from participation in any U.S. federal health care program or human clinical research or, to the knowledge of the Company, is subject to a governmental inquiry, investigation, proceeding, or other similar action that would reasonably be expected to result in debarment, suspension, or exclusion. Neither the Company nor any of its subsidiaries has received any information from the FDA, Health Canada or any other governmental or regulatory agency that would reasonably be expected to lead to the denial of any clinical trial application or application for marketing approval before the FDA, Health Canada or such other governmental or regulatory authority.

(vv)           No Contract Terminations. Except as would not, individually or in the aggregate, result in a Material Adverse Change, neither the Company nor any of its subsidiaries has sent or received any communication regarding termination of, or intent not to renew, any of the material contracts or agreements referred to or described in the Registration Statement and the U.S. Prospectuses or any free writing prospectus, or referred to or described in, or filed as an exhibit to, the Registration Statement, and no such termination or non-renewal has been threatened by the Company or any of its subsidiaries or, to the Company’s knowledge, any other party to any such contract or agreement, which threat of termination or non-renewal has not been rescinded as of the date hereof.

(ww)       Dividend Restrictions. No subsidiary of the Company is prohibited or restricted, directly or indirectly, from paying dividends to the Company, or from making any other distribution with respect to such subsidiary’s equity securities or from repaying to the Company or any other subsidiary of the Company any amounts that may from time to time become due under any loans or advances to such subsidiary from the Company or from transferring any property or assets to the Company or to any other subsidiary.

(xx)           Canadian Reporting Issuer and Public Disclosure. The Company is a reporting issuer or the equivalent in good standing in all of the Canadian Qualifying Jurisdictions under the Canadian Securities Laws and the Company is in compliance, in all material respects, with all of its applicable continuous disclosure obligations and timely disclosure obligations under the Canadian Securities Laws and the rules and regulations of the TSX.

(yy)           Canadian Shelf Procedures Eligibility. The Company is qualified under NI 44-101 to file a prospectus in the form of a short form prospectus in each of the Canadian Qualifying Jurisdictions and is eligible to use the Canadian Shelf Procedures.

(zz)            Canadian Shelf Procedures. The Company has prepared and filed with the Canadian Qualifying Authorities in accordance with the Canadian Shelf Procedures, the Canadian Base Prospectus and has obtained receipts for the Canadian Base Prospectus from the Reviewing Authority for and on behalf of itself and each of the other Canadian Qualifying Authorities. The aggregate amount of all Shares issued pursuant to the Canadian Base Prospectus does not and, upon completion of the offering, will not exceed US$250,000,000 being the maximum allowable amount thereunder.

(aaa)        No Significant Acquisition. The Company or any subsidiary (i) has not made any acquisition that is a “significant acquisition” within the meaning of Canadian Securities Laws in its current financial year or prior financial years in respect of which historical and/or pro forma financial statements would be required to be included or incorporated by reference into the Canadian Prospectuses under applicable requirements of Canadian Securities Laws, and (ii) does not currently propose to make an acquisition that has progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high, and that would be a “significant acquisition” within the meaning of the Canadian Securities Laws, if completed as of the date of the Canadian Prospectuses, and in respect of which historical and/or pro forma financial statements would be required to be included or incorporated by reference into the Canadian Prospectuses under applicable requirements of Canadian Securities Laws.

(bbb)       Audit Committee. The Company’s board of directors has validly appointed an audit committee whose composition satisfies the requirements of Regulation 52-110 —Audit Committees and the audit committee of the Company operates in accordance with all material requirements of Regulation 52-110 —Audit Committees.

(ccc)        No Rated Debt or Preferred Securities. There are no debts or preferred securities issued, or guaranteed, by the Company or its subsidiaries that are rated by a “nationally recognized statistical rating organization,” as such term is defined in Section 3(a)(62) of the Exchange Act.

(ddd)       Certificates. The form of the certificates representing the Shares have been duly approved and adopted by the Company and comply in all respects with the requirements of the CBCA and the TSX.

(eee)        Sarbanes-Oxley. The Company has taken all necessary actions to ensure that, as of the time of effectiveness of the Registration Statement (or, if the Company files any post-effective amendment to the Registration Statement, the effective time of the latest such amendment), it will be in compliance in all material respects with all provisions of the U.S. Sarbanes-Oxley Act of 2002, as amended, and all rules and regulations promulgated thereunder or implementing the provisions thereof (the “Sarbanes-Oxley Act”) that are then in effect and with which the Company is required to comply as of the time of effectiveness of the Registration Statement (or, if the Company files any post-effective amendment to the Registration Statement, the effective time of the latest such amendment).

(fff)           FINRA Matters. All of the information provided to the Agent or to counsel for the Agent by the Company, its officers and directors and the holders of any securities (debt or equity) or options to acquire any securities of the Company in connection with letters, filings or other supplemental information provided to Financial Industry Regulatory Authority, Inc. (“FINRA”) pursuant to FINRA Rules 5110, 5190 and 5121 is true, complete and correct in all material respects. The Company meets the definition of the term “experienced issuer” specified in FINRA Rule 5110(j)(6). Neither the Company nor, to the Company’s knowledge, any of its Affiliates, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, or is a person associated with any member firm of FINRA.

Any certificate signed by any officer or representative of the Company or any of its subsidiaries and delivered to the Agent or counsel for the Agent in connection with an issuance of Shares shall be deemed a representation and warranty by the Company to the Agent as to the matters covered thereby on the date of such certificate.

The Company acknowledges that the Agent and, for purposes of the opinions to be delivered pursuant to Section 4(o) hereof, counsel to the Company and counsel to the Agent, will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

Section 3. ISSUANCE AND SALE OF COMMON SHARES

(a)               Sale of Securities. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company and the Agent agree that the Company may from time to time seek to sell Shares through the Agent, acting as sales agent, or directly to the Agent, acting as principal, as follows, with an aggregate Sales Price of up to the Maximum Program Amount, based on and in accordance with Issuance Notices as the Company may deliver, during the Agency Period.

(b)               Mechanics of Issuances.

(i)        Issuance Notice. Upon the terms and subject to the conditions set forth herein, on any Trading Day during the Agency Period on which the conditions set forth in Section 5(a) and Section 5(b) shall have been satisfied, the Company may exercise its right to request an issuance of Shares by delivering to the Agent an Issuance Notice; provided, however, that (A) in no event may the Company deliver an Issuance Notice to the extent that (I) the sum of (x) the aggregate Sales Price of the requested Issuance Amount, plus (y) the aggregate Sales Price of all Shares issued under all previous Issuance Notices effected pursuant to this Agreement, would exceed the Maximum Program Amount; and (B) prior to delivery of any Issuance Notice, the period set forth for any previous Issuance Notice shall have expired or been terminated. An Issuance Notice shall be considered delivered on the Trading Day that it is received by e-mail to the persons so identified in writing by the Agent and confirmed by the Company by telephone (including a voicemail message to the persons so identified), with the understanding that, with adequate prior written notice, the Agent may modify the list of such persons from time to time.

(c)          (ii)        Agent Efforts. Upon the terms and subject to the conditions set forth in this Agreement, upon the receipt of an Issuance Notice, the Agent will use its commercially reasonable efforts consistent with its normal sales and trading practices to place the Shares with respect to which the Agent has agreed to act as sales agent, subject to, and in accordance with the information specified in, the Issuance Notice, unless the sale of the Shares described therein has been suspended, cancelled or otherwise terminated in accordance with the terms of this Agreement. For the avoidance of doubt, the parties to this Agreement may modify an Issuance Notice at any time provided they both agree in writing to any such modification.

(iii)       Method of Offer and Sale. The Shares may be offered and sold (A) in negotiated transactions with the consent of the Company, or (B) by any other method permitted by law deemed to be an “at the market offering” as defined in NI 44-102 and Rule 415(a)(4) under the Securities Act, including block transactions, sales made directly on the Principal Market or, subject to the provisions of the following sentence, sales made into any other existing trading market of the Common Shares. Nothing in this Agreement shall be deemed to require either party to agree to the method of offer and sale specified in the preceding sentence, and (except as specified in clause (A) above) the method of placement of any Shares by the Agent shall be at the Agent’s discretion. During the term of this Agreement, notwithstanding anything to the contrary herein, the Agent agrees that in no event will it or any of its affiliates sell Shares on or through the facilities of any Canadian Market or to any person it knows to be a Canadian resident.

(iv)       Confirmation to the Company. If acting as sales agent hereunder, the Agent will provide written confirmation to the Company no later than the opening of the Trading Day next following the Trading Day on which it has placed Shares hereunder setting forth the number of shares sold on such Trading Day, the corresponding Sales Price and the Issuance Price payable to the Company in respect thereof.

(v)       Settlement. Each issuance of Shares will be settled on the applicable Settlement Date for such issuance of Shares and, subject to the provisions of Section 5, on or before each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Shares being sold by crediting the Agent or its designee’s account at The Depository Trust Company through its Deposit/Withdrawal At Custodian (DWAC) System, or by such other means of delivery as may be mutually agreed upon by the parties hereto and, upon receipt of such Shares, which in all cases shall be freely tradable, transferable, registered shares in good deliverable form, the Agent will deliver, by wire transfer of immediately available funds, the related Issuance Price in same day funds delivered to an account designated by the Company prior to the Settlement Date. The Company may sell Shares to the Agent as principal at a price agreed upon at each relevant time Shares are sold pursuant to this Agreement (each, a “Time of Sale”).

(vi)       Suspension or Termination of Sales. Consistent with standard market settlement practices, the Company or the Agent may, upon notice to the other party hereto in writing or by telephone (confirmed immediately by verifiable email), suspend any sale of Shares, and the period set forth in an Issuance Notice shall immediately terminate; provided, however, that (A) such suspension and termination shall not affect or impair either party’s obligations with respect to any Shares placed or sold hereunder prior to the receipt of such notice; (B) if the Company suspends or terminates any sale of Shares after the Agent confirms such sale to the Company, the Company shall still be obligated to comply with Section 3(b)(v) with respect to such Shares; and (C) if the Company defaults in its obligation to deliver Shares on a Settlement Date, the Company agrees that it will hold the Agent harmless against any loss, claim, damage or expense (including, without limitation, penalties, interest and reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company. The parties hereto acknowledge and agree that, in performing its obligations under this Agreement, the Agent may borrow Common Shares from stock lenders in the event that the Company has not delivered Shares to settle sales as required by subsection (v) above, and may use the Shares to settle or close out such borrowings. The Company agrees that no such notice shall be effective against the Agent unless it is made to the persons identified in writing by the Agent pursuant to Section 3(b)(i).

(vii)       No Guarantee of Placement, Etc. The Company acknowledges and agrees that (A) there can be no assurance that the Agent will be successful in placing Shares; (B) the Agent will incur no liability or obligation to the Company or any other Person if it does not sell Shares; and (C) the Agent shall be under no obligation to purchase Shares on a principal basis pursuant to this Agreement, except as otherwise specifically agreed by the Agent and the Company.

(viii)      Material Non-Public Information. Notwithstanding any other provision of this Agreement, the Company and the Agent agree that the Company shall not deliver any Issuance Notice to the Agent, and the Agent shall not be obligated to place any Shares, during any period in which the Company is in possession of material non-public information.

(d)               Fees. As compensation for services rendered, the Company shall pay to the Agent, on the applicable Settlement Date, the Selling Commission for the applicable Issuance Amount (including with respect to any suspended or terminated sale pursuant to Section 3(b)(vi)) by the Agent deducting the Selling Commission from the applicable Issuance Amount.

(e)               Expenses. The Company agrees to pay all costs, fees and expenses incurred in connection with the performance of its obligations hereunder and in connection with the transactions contemplated hereby, including without limitation (i) all expenses incident to the issuance and delivery of the Shares (including all printing and engraving costs); (ii) all fees and expenses of the registrar and transfer agent of the Shares; (iii) all necessary issue, transfer and other stamp taxes in connection with the issuance and sale of the Shares; (iv) all fees and expenses of the Company’s counsel, independent public or certified public accountants and other advisors; (v) all costs and expenses incurred in connection with the preparation, printing, filing, shipping and distribution of the Registration Statement (including financial statements, exhibits, schedules, consents and certificates of experts), the Prospectuses, any Free Writing Prospectus prepared by or on behalf of, used by, or referred to by the Company, and all amendments and supplements thereto, and this Agreement; (vi) all filing fees, attorneys’ fees and expenses incurred by the Company or the Agent in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Shares for offer and sale under the state securities or blue sky laws, and, if requested by the Agent, preparing and printing a “Blue Sky Survey” or memorandum, and any supplements thereto, advising the Agent of such qualifications, registrations, determinations and exemptions; (vii) the reasonable fees and disbursements of the Agent’s counsel, including the reasonable fees and expenses of counsel for the Agent in connection with, FINRA review, if any, and approval of the Agent’s participation in the offering and distribution of the Shares; (viii) the filing fees incident to FINRA review, if any; (ix) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the Shares, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Company, travel and lodging expenses of the representatives, employees and officers of the Company and of the Agent and any such consultants, and the cost of any aircraft chartered in connection with the road show; and (x) the fees and expenses associated with listing the Shares on the Principal Market and the TSX. The fees and disbursements of Agent’s United States and Canadian counsel pursuant to subsections (vi) and (vii) above shall not exceed (A) US$75,000 in connection with execution of this Agreement and (B) US$15,000 in connection with each Triggering Event Date (as defined below) on which the Company is required to provide a certificate pursuant to Section 4(o).

Section 4. ADDITIONAL COVENANTS

The Company covenants and agrees with the Agent as follows, in addition to any other covenants and agreements made elsewhere in this Agreement:

(a)               Exchange Act Compliance; Canadian Securities Laws Compliance. During the Agency Period, the Company shall file, on a timely basis, with the Commission all reports and documents required to be filed under Section 13, 14 or 15 of the Exchange Act in the manner and within the time periods required by the Exchange Act and file, on a timely basis, with the Canadian Qualifying Authorities all reports and documents required to be filed pursuant to applicable Canadian Securities Laws, as appropriate, and furnish to the Commission, on a timely basis, reports on Form 6-K (including exhibits) required to be furnished pursuant to applicable Rules and Regulations; and include in its quarterly financial reports and annual financial statements / annual reports on Form 40-F (or Form 20-F), and annual and interim management’s discussion and analysis prepared and filed in accordance with Canadian Securities Laws, as applicable, a summary detailing, for the relevant reporting period, (1) the number of Shares sold through the Agent pursuant to this Agreement and (2) the net proceeds received by the Company from such sales.

The Company will use commercially reasonable efforts to comply with all requirements imposed upon it by the Canadian Securities Laws as from time to time in force, so far as necessary to permit the continuance of sales of, or dealings in, the Shares as contemplated by the provisions hereof, the Registration Statement and the Prospectuses.

(b)               Securities Act Compliance. After the date of this Agreement, the Company shall promptly advise the Agent in writing (i) of the receipt of any comments of, or requests for additional or supplemental information from, the Commission or the Canadian Qualifying Authorities; (ii) of the time and date of any filing of any post-effective amendment to the Registration Statement or any amendment or supplement to the Prospectuses, any Free Writing Prospectus; (iii) of the time and date that any post-effective amendment to the Registration Statement becomes effective; and (iv) of the issuance by the Commission or the Canadian Qualifying Authorities of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto, or any amendment or supplement to the Prospectuses or of any order preventing or suspending the use of any Free Writing Prospectus or the Prospectuses, or of any proceedings to remove, suspend or terminate from listing or quotation the Common Shares from any securities exchange upon which they are listed for trading or included or designated for quotation, or of the threatening or initiation of any proceedings for any of such purposes. If the Commission or the Canadian Qualifying Authorities shall enter any such stop order at any time, the Company will use its reasonable best efforts to obtain the lifting of such order at the earliest possible moment. Additionally, the Company agrees that it shall comply with the provisions of Rule 424(b) and Rule 433, as applicable, under the Securities Act and will use its reasonable efforts to confirm that any filings made by the Company under such Rule 424(b) or Rule 433 were received in a timely manner by the Commission.

(c)               Amendments and Supplements to the Prospectus and Other Securities Act Matters. If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the U.S. Prospectuses so that the U.S. Prospectuses do not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the U.S. Prospectuses are delivered to a purchaser, not misleading, or if in the opinion of the Agent or counsel for the Agent it is otherwise necessary to amend or supplement the Prospectuses to comply with the Securities Act or the Canadian Securities Laws and the Company agrees (subject to Section 4(d) and 4(f)) that it will cause (i) each amendment or supplement to the U.S. Prospectuses to be filed with the Commission as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act, within the time period prescribed and (ii) each amendment or supplement to the Canadian Prospectuses to be filed with the Canadian Qualifying Authorities as required pursuant to Canadian Shelf Procedures or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed, so that the statements in the Canadian Prospectuses as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and will comply with Canadian Securities Laws. Neither the Agent’s consent to, or delivery of, any such amendment or supplement shall constitute a waiver of any of the Company’s obligations under Sections 4(d) and 4(f). Notwithstanding the foregoing, the Company shall not be required to file such amendment or supplement if there is no pending Issuance Notice and the Company believes that it is in its best interest not to file such amendment or supplement.

(d)               Agent’s Review of Proposed Amendments and Supplements. Prior to amending or supplementing the Registration Statement or the Prospectuses (excluding any amendment or supplement through incorporation of any report filed under the Exchange Act), the Company shall furnish to the Agent for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each such proposed amendment or supplement, insofar as such proposed amendment or supplement relates to the transactions contemplated hereby, and the Company shall not file or use any such proposed amendment or supplement without the Agent’s prior consent (such consent not to be unreasonably withheld), and to file with the Commission or Canadian Qualifying Authorities, as applicable, within the applicable period specified under the Securities Act or applicable Canadian Securities Laws, any prospectus required to be filed thereunder.

(e)               Use of Free Writing Prospectus. Neither the Company nor the Agent has prepared, used, referred to or distributed, or will prepare, use, refer to or distribute, without the other party’s prior written consent, any “written communication” that constitutes a “free writing prospectus” as such terms are defined in Rule 405 under the Securities Act with respect to the offering contemplated by this Agreement (any such free writing prospectus being referred to herein as a “Free Writing Prospectus”). The Company has not provided any “marketing materials” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) to any potential investors in the Common Shares.

(f)                Free Writing Prospectuses. The Company shall furnish to the Agent for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each proposed free writing prospectus or any amendment or supplement thereto to be prepared by or on behalf of, used by, or referred to by the Company and the Company shall not file, use or refer to any proposed free writing prospectus or any amendment or supplement thereto without the Agent’s consent (such consent not to be unreasonably withheld). The Company shall furnish to the Agent, without charge, as many copies of any free writing prospectus prepared by or on behalf of, or used by the Company, as the Agent may reasonably request. If at any time when a prospectus is required by the Securities Act (including, without limitation, pursuant to Rule 173(d)) to be delivered in connection with sales of the Shares (but in any event if at any time through and including the date of this Agreement) there occurred or occurs an event or development as a result of which any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company conflicted or would conflict with the information contained in the Registration Statement or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, the Company shall promptly amend or supplement such free writing prospectus to eliminate or correct such conflict or so that the statements in such free writing prospectus as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at such subsequent time, not misleading, as the case may be; provided, however, that prior to amending or supplementing any such free writing prospectus, the Company shall furnish to the Agent for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of such proposed amended or supplemented free writing prospectus and the Company shall not file, use or refer to any such amended or supplemented free writing prospectus without the Agent’s consent (such consent not to be unreasonably withheld).

(g)               Filing of Agent Free Writing Prospectuses. The Company shall not to take any action that would result in the Agent or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Agent that the Agent otherwise would not have been required to file thereunder.

(h)               Copies of Registration Statement and Prospectus. After the date of this Agreement through the last time that a prospectus is required by the Securities Act (including, without limitation, pursuant to Rule 173(d)) to be delivered in connection with sales of the Shares, the Company agrees to furnish the Agent with copies (which may be electronic copies) of the Registration Statement and each amendment thereto, and with copies of the Prospectuses and each amendment or supplement thereto in the form in which it is filed with the Commission pursuant to the Securities Act or with Canadian Qualifying Authorities pursuant to Canadian Securities Laws, as applicable, both in such quantities as the Agent may reasonably request from time to time; and, if the delivery of a U.S. Prospectus is required under the Securities Act or under the blue sky or securities laws of any jurisdiction at any time on or prior to the applicable Settlement Date for any period set forth in an Issuance Notice in connection with the offering or sale of the Shares and if at such time any event has occurred as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such U.S. Prospectuses are delivered, not misleading, or, if for any other reason it is necessary during such same period to amend or supplement the Prospectuses or to file under the Exchange Act or Canadian Securities Laws any document incorporated by reference in the Prospectuses in order to comply with the Securities Act or the Exchange Act or Canadian Securities Laws, to notify the Agent and to request that the Agent suspend offers to sell Shares (and, if so notified, the Agent shall cease such offers as soon as practicable); and if the Company decides to amend or supplement the Registration Statement or the Prospectuses as then amended or supplemented, to advise the Agent promptly by telephone (with confirmation in writing) and to prepare and cause to be filed promptly with the Commission and if necessary the Canadian Qualifying Authorities, an amendment or supplement to the Registration Statement or the Prospectuses as then amended or supplemented that will correct such statement or omission or effect such compliance; provided, however, that if during such same period the Agent is required to deliver a prospectus in respect of transactions in the Shares, the Company shall promptly prepare and file with the Commission or Canadian Qualifying Authorities, as applicable, such an amendment or supplement.

(i)                 Blue Sky Compliance. The Company shall cooperate with the Agent and counsel for the Agent to qualify or register the Shares for sale under (or obtain exemptions from the application of) the state securities or blue sky laws of those jurisdictions designated by the Agent, shall comply with such laws and shall continue such qualifications, registrations and exemptions in effect so long as required for the distribution of the Shares. The Company shall not be required to qualify as a foreign corporation or to take any action that would subject it to general service of process in any such jurisdiction where it is not presently qualified or where it would be subject to taxation as a foreign corporation. The Company will advise the Agent promptly of the suspension of the qualification or registration of (or any such exemption relating to) the Shares for offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such qualification, registration or exemption, the Company shall use its reasonable best efforts to obtain the withdrawal thereof at the earliest possible moment. Notwithstanding the foregoing, no Shares will be offered or sold in Canada, or knowingly to a person resident in Canada, pursuant to this Agreement.

(j)                 Earnings Statement. As soon as practicable, the Company will make generally available to its security holders and to the Agent an earnings statement (which need not be audited) covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 under the Securities Act.

(k)               Listing; Reservation of Shares. (a) The Company will use reasonable best efforts to maintain the listing of the Shares on the Principal Market and the TSX; and (b) the Company will reserve and keep available at all times, free of preemptive rights, Shares for the purpose of enabling the Company to satisfy its obligations under this Agreement.

(l)                 Transfer Agent. The Company shall engage and maintain, at its expense, a registrar and transfer agent for the Shares.

(m)             Due Diligence. During the term of this Agreement, the Company will reasonably cooperate with any reasonable due diligence review conducted by the Agent in connection with the transactions contemplated hereby, including, without limitation, providing information and making available documents and senior corporate officers, during normal business hours and at the Company’s principal offices, as the Agent may reasonably request from time to time.

(n)               Representations and Warranties. The Company acknowledges that each delivery of an Issuance Notice and each delivery of Shares on a Settlement Date shall be deemed to be (i) an affirmation to the Agent that the representations and warranties of the Company contained in or made pursuant to this Agreement are true and correct as of the date of such Issuance Notice or of such Settlement Date, as the case may be, as though made at and as of each such date, except as may be disclosed in the Prospectuses (including any documents incorporated by reference therein and any supplements thereto); and (ii) an undertaking that the Company will advise the Agent if any of such representations and warranties will not be true and correct as of the Settlement Date for the Shares relating to such Issuance Notice, as though made at and as of each such date (except that such representations and warranties shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented relating to such Shares).

(o)               Deliverables at Triggering Event Dates; Certificates. The Company agrees that on or prior to the date of the first Issuance Notice and, during the term of this Agreement after the date of the first Issuance Notice, upon:

(A)       the filing of an amendment or supplement of any Registration Statement or Prospectus (other than a prospectus supplement relating solely to an offering of securities other than the Shares or a prospectus filed pursuant to Section 4(a)(ii)(B)), by means of a post-effective amendment, sticker or supplement, but not by means of incorporation of documents by reference into the Registration Statement or Prospectuses; or

(B)       the filing with the Commission of an Annual Report on Form 40-F (or Form 20-F) or quarterly financial information on Form 6-K (including any such filings that contain amended financial information or a material amendment to the previously filed annual report on Form 40-F (or Form 20-F) or quarterly financial information on Form 6-K), in each case, of the Company;

(any such event, a “Triggering Event Date”), the Company shall furnish the Agent with a certificate as of the Triggering Event Date, in the form and substance satisfactory to the Agent and its counsel, substantially similar to the form previously provided to the Agent and its counsel, modified, as necessary, to relate to the Registration Statement and the Prospectuses as amended or supplemented, (A) confirming that the representations and warranties of the Company contained in this Agreement are true and correct, (B) that the Company has performed all of its obligations hereunder to be performed on or prior to the date of such certificate and as to the matters set forth in Section 5(a)(iii) hereof, and (C) containing any other certification that the Agent shall reasonably request. The requirement to provide a certificate under this Section 4(o) shall be waived for any Triggering Event Date occurring at a time when no Issuance Notice is pending or a suspension is in effect, which waiver shall continue until the earlier to occur of the date the Company delivers instructions for the sale of Shares hereunder (which for such calendar quarter shall be considered a Triggering Event Date) and the next occurring Triggering Event Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Triggering Event Date when a suspension was in effect and did not provide the Agent with a certificate under this Section 4(o), then before the Company delivers the instructions for the sale of Shares or the Agent sells any Shares pursuant to such instructions, the Company shall provide the Agent with a certificate in conformity with this Section 4(o) dated as of the date that the instructions for the sale of Shares are issued.

(p)                Legal Opinions. On or prior to the date of the first Issuance Notice and on or prior to each Triggering Event Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 4(o) for which no waiver is applicable and excluding the date of this Agreement, (i) a negative assurances letter and the written legal opinion of Goodwin Procter LLP, United States counsel to the Company, (ii) a written legal opinion of Davies Ward Phillips & Vineberg LLP, Canadian counsel to the Company, (iii) a written legal opinion of Wilson Sonsini Goodrich & Rosati, P.C., intellectual property counsel for the Company, (iv) a written legal opinion of Davies Ward Phillips & Vineberg LLP, Canadian counsel to the Company, to the effect that the French language version of the Canadian Prospectuses, together with each document incorporated by reference therein (other than financial statements and other financial data contained therein or omitted therefrom), is a complete and proper translation of the English version thereof in all material respects, and (v) an opinion of KPMG LLP to the effect that the financial statements and other financial data contained or incorporated by reference in the French language version of the Canadian Prospectuses, is a complete and proper translation of the English version thereof in all material respects, each dated the date of delivery, in form and substance reasonably satisfactory to Agent and its counsel, substantially similar to the form previously provided to the Agent and its counsel, modified, as necessary, to relate to the Registration Statement and the Prospectuses as then amended or supplemented; provided that the Company shall be required to furnish no more than one such negative assurances letter and/or written legal opinion per each filing of an annual report on Form 40-F or quarterly financial information on Form 6-K. In lieu of such opinions for subsequent periodic filings, in the discretion of the Agent, the Company may furnish a reliance letter from such counsel to the Agent, permitting the Agent to rely on a previously delivered opinion letter, modified as appropriate for any passage of time or Triggering Event Date (except that statements in such prior opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended or supplemented as of such Triggering Event Date).

(q)               Comfort Letter. On or prior to the date of the first Issuance Notice and on or prior to each Triggering Event Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 4(o) for which no waiver is applicable and excluding the date of this Agreement, the Company shall cause KPMG LLP, the independent registered public accounting firm who has audited the financial statements incorporated by reference in the Registration Statement, to furnish the Agent a comfort letter, dated the date of delivery, in form and substance reasonably satisfactory to the Agent and its counsel, substantially similar to the form previously provided to the Agent and its counsel; provided, however, that any such comfort letter will only be required on the Triggering Event Date specified to the extent that it contains consolidated financial statements filed with the Commission under the Exchange Act and incorporated or deemed to be incorporated by reference into the U.S. Prospectuses. If requested by the Agent, the Company shall also cause a comfort letter to be furnished to the Agent within ten (10) Trading Days of the date of occurrence of any material transaction or event requiring the filing of a report on Form 6-K containing material amended financial information of the Company, including the restatement of the Company’s consolidated financial statements. The Company shall be required to furnish no more than one comfort letter hereunder per each filing of an annual report on Form 40-F or quarterly financial information on Form 6-K.

(q)       Secretary’s Certificate. On or prior to the date of the first Issuance Notice and on or prior to each Triggering Event Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 4(o) and legal opinions pursuant to Section 4(p) for which no waiver is applicable and excluding the date of this Agreement, the Company shall furnish the Agent a certificate executed by the Secretary of the Company, signing in such capacity, dated the date of delivery (i) certifying that attached thereto are true and complete copies of the resolutions duly adopted by the Board of Directors of the Company authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the issuance of the Shares pursuant to this Agreement), which authorization shall be in full force and effect on and as of the date of such certificate; (ii) certifying and attesting to the office, incumbency, due authority and specimen signatures of each Person who executed this Agreement for or on behalf of the Company; and (iii) containing any other certification that the Agent shall reasonably request.

(s)       Agent’s Own Account; Clients’ Account. The Company consents to the Agent trading, in compliance with applicable law, in the Common Shares for the Agent’s own account and for the account of its clients at the same time as sales of the Shares occur pursuant to this Agreement.

(t)       Investment Limitation. The Company shall not invest, or otherwise use the proceeds received by the Company from its sale of the Shares in such a manner as would require the Company or any of its subsidiaries to register as an investment company under the Investment Company Act.

(u)       Market Activities. The Company will not take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Shares or any other reference security, whether to facilitate the sale or resale of the Shares or otherwise, and the Company will, and shall cause each of its affiliates to, comply with all applicable provisions of Regulation M. If the limitations of Rule 102 of Regulation M (“Rule 102”) do not apply with respect to the Shares or any other reference security pursuant to any exception set forth in Section (d) of Rule 102, then promptly upon notice from the Agent (or, if later, at the time stated in the notice), the Company will, and shall use commercially reasonable efforts to cause each of its affiliates to, comply with Rule 102 as though such exception were not available but the other provisions of Rule 102 (as interpreted by the Commission) did apply. The Company shall promptly notify the Agent if it no longer meets the requirements set forth in Section (d) of Rule 102.

(v)       Notice of Other Sale. Without the written consent of the Agent, the Company will not, directly or indirectly, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any Common Shares or securities convertible into or exchangeable for Common Shares (other than Shares hereunder), warrants or any rights to purchase or acquire Common Shares, or effect a reverse stock split, recapitalization, share consolidation, reclassification or similar transaction affecting the outstanding Common Shares, during the period beginning on the third Trading Day immediately prior to the date on which any Issuance Notice is delivered to the Agent hereunder and ending on the third Trading Day immediately following the Settlement Date with respect to Shares sold pursuant to such Issuance Notice; and will not directly or indirectly enter into any other “at the market” or continuous equity transaction offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any Common Shares (other than the Shares offered pursuant to this Agreement) or securities convertible into or exchangeable for Common Shares, warrants or any rights to purchase or acquire, Common Shares prior to the termination of this Agreement; provided, however, that such restrictions will not be required in connection with the Company’s (i) issuance or sale of Common Shares, options to purchase Common Shares or Common Shares issuable upon the exercise of options or other equity awards pursuant to any employee or director share option, incentive or benefit plan, share purchase or ownership plan, long-term incentive plan, dividend reinvestment plan, inducement award under Principal Market rules or other compensation plan of the Company or its subsidiaries, as in effect on the date of this Agreement, (ii) issuance or sale of Common Shares issuable upon exchange, conversion or redemption of securities or the exercise or vesting of warrants, options or other equity awards outstanding at the date of this Agreement, (iii) issuance or sale of Common Shares or securities convertible into or exchangeable for Common Shares as consideration for mergers, acquisitions, other business combinations, joint ventures, strategic alliances and other business transactions (including, without limitation, collaborations or arrangements involving research and/or development activities) occurring after the date of this Agreement which are not used solely for capital raising purposes, provided that the aggregate number of Common Shares issued, or issuable pursuant to the conversion or exchange of securities convertible into or exchangeable for Common Shares, under this subsection (iii) does not exceed 5% of the aggregate number of Common Shares outstanding immediately prior to giving effect to such issuance or sale, and (iv) modification of any outstanding options, warrants of any rights to purchase or acquire Common Shares.

Section 5. CONDITIONS TO DELIVERY OF ISSUANCE NOTICES AND TO SETTLEMENT

(a)               Conditions Precedent to the Right of the Company to Deliver an Issuance Notice and the Obligation of the Agent to Sell Shares. The right of the Company to deliver an Issuance Notice hereunder is subject to the satisfaction, on the date of delivery of such Issuance Notice, and the obligation of the Agent to use its commercially reasonable efforts to place Shares during the applicable period set forth in the Issuance Notice is subject to the satisfaction, on each Trading Day during the applicable period set forth in the Issuance Notice, of each of the following conditions:

(i)	Accuracy of the Company’s Representations and Warranties; Performance by the Company. The Company shall have delivered the certificate required to be delivered pursuant to Section 4(o) on or before the date on which delivery of such certificate is required pursuant to Section 4(o). The Company shall have performed, satisfied and complied with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to such date, including, but not limited to, the covenants contained in Section 4(p), Section 4(q) and Section 4(r).

(ii)	No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby that prohibits or directly and materially adversely affects any of the transactions contemplated by this Agreement, and no proceeding shall have been commenced that may have the effect of prohibiting or materially adversely affecting any of the transactions contemplated by this Agreement.

(iii)	Material Adverse Changes. Except as disclosed in the U.S. Prospectuses and the Time of Sale Information, (a) in the judgment of the Agent there shall not have occurred any Material Adverse Change; and (b) there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any securities of the Company or any of its subsidiaries by any “nationally recognized statistical rating organization” as such term is defined for purposes of Section 3(a)(62) of the Exchange Act.

(iv)	No Suspension of Trading in or Delisting of Common Shares; Other Events. The trading of the Common Shares (including without limitation the Shares) shall not have been suspended by the Commission, the Canadian Qualifying Jurisdictions, the Principal Market, the TSX or FINRA and the Common Shares (including without limitation the Shares) shall have been approved for listing or quotation on and shall not have been delisted from the Principal Market or the TSX. There shall not have occurred (and be continuing in the case of occurrences under clauses (i) and (ii) below) any of the following: (i) trading or quotation in any of the Company’s securities shall have been suspended or limited by the Commission or by the Principal Market or the TSX or trading in securities generally on the Nasdaq Stock Market, the New York Stock Exchange, or the TSX, including each of their constituent markets, shall have been suspended or limited, or minimum or maximum prices shall have been generally established on any of such stock exchanges by the Commission, the Canadian Qualifying Jurisdictions or FINRA; (ii) a general banking moratorium shall have been declared by any of United States, Canadian or New York authorities; or (iii) there shall have occurred any outbreak or escalation of national or international hostilities or any crisis or calamity, or any change in the United States, Canadian or international financial markets, or any substantial change or development involving a prospective substantial change in United States’, Canada’s or international political, financial or economic conditions, as in the judgment of the Agent is material and adverse and makes it impracticable to market the Shares in the manner and on the terms described in the U.S. Prospectuses or to enforce contracts for the sale of securities.

(v)	Approval for Listing. (i) The Company shall have filed an application for listing the Shares on the Principal Market and have received no objections thereto; and (ii) the Shares shall have been conditionally approved for listing on the TSX, subject only to fulfilling customary conditions with the TSX.

(vi)	Issuance of Press Release. The Company shall have, substantially concurrently with the execution of this Agreement, issued and filed a news release that: (i) states that the Company has entered into this Agreement and filed the Canadian Base Prospectus and the Registration Statement and (ii) specifies where and how a purchaser of Shares hereunder may obtain a copy of this Agreement, the Canadian Base Prospectus and the Registration Statement.

(b)               Documents Required to be Delivered on each Issuance Notice Date. The Agent’s obligation to use its commercially reasonable efforts to place Shares hereunder shall additionally be conditioned upon the delivery to the Agent on or before the Issuance Notice Date of a certificate in form and substance reasonably satisfactory to the Agent, executed by the Chief Executive Officer, President or Chief Financial Officer of the Company, to the effect that all conditions to the delivery of such Issuance Notice shall have been satisfied as at the date of such certificate (which certificate shall not be required if the foregoing representations shall be set forth in the Issuance Notice).

(c)               No Misstatement or Material Omission. Agent shall not have advised the Company that the Registration Statement, the Prospectuses or the Time of Sale Information, or any amendment or supplement thereto, contains an untrue statement of fact that in the Agent’s reasonable opinion is material, or omits to state a fact that in the Agent’s reasonable opinion is material and is required to be stated therein or is necessary to make the statements therein not misleading.

(d)               Agent Counsel Legal Opinion. Agent shall have received from Cooley LLP, counsel for Agent, such opinion or opinions, on or before the date on which the delivery of the Company counsel legal opinion is required pursuant to Section 4(p), with respect to such matters as Agent may reasonably require, and the Company shall have furnished to such counsel such documents as they reasonably request for enabling them to pass upon such matters.

Section 6. INDEMNIFICATION AND CONTRIBUTION

(a)               Indemnification of the Agent. The Company agrees to indemnify and hold harmless the Agent, its officers and employees, and each person, if any, who controls the Agent within the meaning of the Securities Act or the Exchange Act against any loss, claim, damage, liability or expense, as incurred, to which the Agent or such officer, employee or controlling person may become subject, under the Securities Act, the Exchange Act, Canadian Securities Laws or other federal or state statutory law or regulation, or the laws or regulations of foreign jurisdictions where Shares have been offered or sold or at common law or otherwise (including in settlement of any litigation), insofar as such loss, claim, damage, liability or expense (or actions in respect thereof as contemplated below) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or any amendment thereto, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) any untrue statement or alleged untrue statement of a material fact contained in any Free Writing Prospectus that the Company has used, referred to or filed, or is required to file, pursuant to Rule 433(d) of the Securities Act or the U.S. Prospectuses (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; (iii) the Company not complying with any requirement of applicable Canadian Securities Laws or U.S. securities laws in connection with the transactions contemplated herein; or (iv) any act or failure to act or any alleged act or failure to act by the Agent in connection with, or relating in any manner to, the Common Shares or the offering contemplated hereby, and which is included as part of or referred to in any loss, claim, damage, liability or action arising out of or based upon any matter covered by clause (i) or (ii) above, provided that the Company shall not be liable under this clause (iv) to the extent that a court of competent jurisdiction shall have determined by a final judgment that such loss, claim, damage, liability or action resulted directly from any such acts or failures to act undertaken or omitted to be taken by the Agent through its bad faith or willful misconduct, and to reimburse the Agent and each such officer, employee and controlling person for any and all expenses (including the fees and disbursements of counsel chosen by the Agent) as such expenses are reasonably incurred by the Agent or such officer, employee or controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that the foregoing indemnity agreement shall not apply to any loss, claim, damage, liability or expense to the extent, but only to the extent, arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by the Agent expressly for use in the Registration Statement, any such Free Writing Prospectus or the U.S. Prospectuses (or any amendment or supplement thereto), it being understood and agreed that the only such information furnished by the Agent to the Company consists of the information described in subsection (b) below. The indemnity agreement set forth in this Section 6(a) shall be in addition to any liabilities that the Company may otherwise have.

(b)               Indemnification of the Company, its Directors and Officers. The Agent agrees to indemnify and hold harmless the Company, each of its directors, each of its officers who signed the Registration Statement and each person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act, against any loss, claim, damage, liability or expense, as incurred, to which the Company, or any such director, officer or controlling person may become subject, under the Securities Act, the Exchange Act, Canadian Securities Laws or other federal, provincial or state statutory law or regulation, or the laws or regulations of foreign jurisdictions where Shares have been offered or sold, or at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of the Agent), insofar as such loss, claim, damage, liability or expense (or actions in respect thereof as contemplated below) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or any amendment thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) any untrue statement or alleged untrue statement of a material fact contained in any Free Writing Prospectus that the Company has used, referred to or filed, or is required to file, pursuant to Rule 433(d) of the Securities Act or the U.S. Prospectuses (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, any Free Writing Prospectus or the U.S. Prospectuses in reliance upon and in conformity with information relating to the Agent furnished to the Company by the Agent in writing expressly for use therein; and to reimburse the Company, or any such director, officer or controlling person for any and all expenses (including the fees and disbursements of counsel) as such expenses are incurred by the Company, or any such director, officer or controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action. The Company hereby acknowledges that the only information that the Agent has furnished to the Company expressly for use in the Registration Statement, any Free Writing Prospectus or the U.S. Prospectuses are the statements set forth in the first sentence of the eighth paragraph under the caption “Plan of Distribution” in the Prospectus Supplements. The indemnity agreement set forth in this Section 6(b) shall be in addition to any liabilities that the Agent may otherwise have.

(c)               Notifications and Other Indemnification Procedures. Promptly after receipt by an indemnified party under this Section 6 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under this Section 6, notify the indemnifying party in writing of the commencement thereof, but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party for contribution or otherwise than under the indemnity agreement contained in this Section 6 or to the extent it is not prejudiced as a proximate result of such failure. In case any such action is brought against any indemnified party and such indemnified party seeks or intends to seek indemnity from an indemnifying party, the indemnifying party will be entitled to participate in, and, to the extent that it shall elect, jointly with all other indemnifying parties similarly notified, by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided, however, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that a conflict may arise between the positions of the indemnifying party and the indemnified party in conducting the defense of any such action or that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, the indemnified party or parties shall have the right to select separate counsel to assume such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to such indemnified party of such indemnifying party’s election so to assume the defense of such action and approval by the indemnified party of counsel, the indemnifying party will not be liable to such indemnified party under this Section 6 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless (i) the indemnified party shall have employed separate counsel in accordance with the proviso to the preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the fees and expenses of more than one separate counsel (together with local counsel), representing the indemnified parties who are parties to such action), which counsel (together with any local counsel) for the indemnified parties shall be selected by the Agent (in the case of counsel for the indemnified parties referred to in Section 6(a) and Section 6(b) above), (ii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the action or (iii) the indemnifying party has authorized in writing the employment of counsel for the indemnified party at the expense of the indemnifying party, in each of which cases the fees and expenses of counsel shall be at the expense of the indemnifying party and shall be paid as they are incurred.

(d)               Settlements. The indemnifying party under this Section 6 shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party against any loss, claim, damage, liability or expense by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by Section 6(c) hereof, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request; and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement, compromise or consent to the entry of judgment in any pending or threatened action, suit or proceeding in respect of which any indemnified party is or could have been a party and indemnity was or could have been sought hereunder by such indemnified party, unless such settlement, compromise or consent includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such action, suit or proceeding.

(e)               Contribution. If the indemnification provided for in this Section 6 is for any reason held to be unavailable to or otherwise insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount paid or payable by such indemnified party, as incurred, as a result of any losses, claims, damages, liabilities or expenses referred to therein (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Agent, on the other hand, from the offering of the Shares pursuant to this Agreement; or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and the Agent, on the other hand, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company, on the one hand, and the Agent, on the other hand, in connection with the offering of the Shares pursuant to this Agreement shall be deemed to be in the same respective proportions as the total gross proceeds from the offering of the Shares (before deducting expenses) received by the Company bear to the total commissions received by the Agent. The relative fault of the Company, on the one hand, and the Agent, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company, on the one hand, or the Agent, on the other hand, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 6(c), any reasonable and documented legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim. The provisions set forth in Section 6(c) with respect to notice of commencement of any action shall apply if a claim for contribution is to be made under this Section 6(e); provided, however, that no additional notice shall be required with respect to any action for which notice has been given under Section 6(c) for purposes of indemnification.

The Company and the Agent agree that it would not be just and equitable if contribution pursuant to this Section 6(e) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 6(e).

Notwithstanding the provisions of this Section 6(e), the Agent shall not be required to contribute any amount in excess of the Selling Commission received by the Agent in connection with the offering contemplated hereby. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 6(e), each officer and employee of the Agent and each person, if any, who controls the Agent within the meaning of the Securities Act or the Exchange Act shall have the same rights to contribution as the Agent, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of the Securities Act and the Exchange Act shall have the same rights to contribution as the Company.

Section 7. TERMINATION & SURVIVAL

(a)               Term. Subject to the provisions of this Section 7, the term of this Agreement shall continue from the date of this Agreement until the end of the Agency Period, unless earlier terminated by the parties to this Agreement pursuant to this Section 7.

(b)               Termination; Survival Following Termination.

(i)	Either party may terminate this Agreement prior to the end of the Agency Period, by giving written notice as required by this Agreement, upon ten (10) Trading Days’ notice to the other party; provided that, (A) if the Company terminates this Agreement after the Agent confirms to the Company any sale of Shares, the Company shall remain obligated to comply with Section 3(b)(v) with respect to such Shares and (B) Section 2, Section 3(d), Section 6, Section 7 and Section 8 shall survive termination of this Agreement. If termination shall occur prior to the Settlement Date for any sale of Shares, such sale shall nevertheless settle in accordance with the terms of this Agreement.

(ii)	In addition to the survival provision of Section 7(b)(i), the respective indemnities, agreements, representations, warranties and other statements of the Company, of its officers and of the Agent set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of the Agent or the Company or any of its or their partners, officers or directors or any controlling person, as the case may be, and, anything herein to the contrary notwithstanding, will survive delivery of and payment for the Shares sold hereunder and any termination of this Agreement.

Section 8. MISCELLANEOUS

(a)              Press Releases and Disclosure. The Company may issue a press release describing the material terms of the transactions contemplated hereby as soon as practicable following the date of this Agreement, and may file with the Commission a report on Form 6-K, with this Agreement attached as an exhibit thereto, describing the material terms of the transactions contemplated hereby, and the Company shall consult with the Agent prior to making such disclosures, and the parties hereto shall use all commercially reasonable efforts, acting in good faith, to agree upon a text for such disclosures that is reasonably satisfactory to all parties hereto. No party hereto shall issue thereafter any press release or like public statement (including, without limitation, any disclosure required in reports filed with the Commission pursuant to the Exchange Act) related to this Agreement or any of the transactions contemplated hereby without the prior written approval of the other party hereto, except as may be necessary or appropriate in the reasonable opinion of the party seeking to make disclosure to comply with the requirements of applicable law or stock exchange rules, including the disclosure required pursuant to Section 4(a) hereof. If any such press release or like public statement is so required, the party making such disclosure shall consult with the other party prior to making such disclosure, and the parties shall use all commercially reasonable efforts, acting in good faith, to agree upon a text for such disclosure that is reasonably satisfactory to all parties hereto.

(b)               No Advisory or Fiduciary Relationship. The Company acknowledges and agrees that (i) the transactions contemplated by this Agreement, including the determination of any fees, are arm’s-length commercial transactions between the Company and the Agent, (ii) when acting as a principal under this Agreement, the Agent is and has been acting solely as a principal is not the agent or fiduciary of the Company, or its stockholders, creditors, employees or any other party, (iii) the Agent has not assumed nor will assume an advisory or fiduciary responsibility in favor of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether the Agent has advised or is currently advising the Company on other matters) and the Agent does not have any obligation to the Company with respect to the transactions contemplated hereby except the obligations expressly set forth in this Agreement, (iv) the Agent and its affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (v) the Agent has not provided any legal, accounting, regulatory or tax advice with respect to the transactions contemplated hereby and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

(c)               Research Analyst Independence. The Company acknowledges that the Agent’s research analysts and research departments are required to and should be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and as such the Agent’s research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Company or the offering that differ from the views of their respective investment banking divisions. The Company understands that the Agent is a full service securities firm and as such from time to time, subject to applicable securities laws, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the companies that may be the subject of the transactions contemplated by this Agreement.

(d)               Notices. All communications hereunder shall be in writing and shall be mailed, hand delivered or telecopied and confirmed to the parties hereto as follows:

If to the Agent:

Jefferies LLC
520 Madison Avenue
New York, NY 10022
Facsimile:   646-786-5719
Attention:  General Counsel

with a copy (which shall not constitute notice) to:

Cooley LLP

3175 Hanover Street

Palo Alto, California 94304-1130

Facsimile:   (650) 849-7400

Attention:  John McKenna

with a further copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada, LLP

1 Place Ville-Marie, Suite 2500

Montreal, Quebec H3B 1R1 Canada

Facsimile:

Attention: Stephen J. Kelly and Amelie Metivier

If to the Company:

BELLUS Health Inc.

275 Armand-Frappier Blvd.

Laval, Québec H7V 4A7

Facsimile:   (450) 680-4501

Attention:  Roberto Bellini, President and CEO

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention:  Mitchell S. Bloom and Danielle Lauzon

with a further copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP

1501 McGill College Avenue, Suite 2600

Montreal, Québec H3A 3N9

Facsimile:   (514) 841-6499

Attention:  Sebastien Roy

Any party hereto may change the address for receipt of communications by giving written notice to the others in accordance with this Section 8(d).

(e)               Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto, and to the benefit of the employees, officers and directors and controlling persons referred to in Section 6, and in each case their respective successors, and no other person will have any right or obligation hereunder. The term “successors” shall not include any purchaser of the Shares as such from the Agent merely by reason of such purchase.

(f)                Partial Unenforceability. The invalidity or unenforceability of any Article, Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Article, Section, paragraph or provision hereof. If any Article, Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

(g)               Governing Law Provisions. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed in such state. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby (“Related Proceedings”) may be instituted in the federal courts of the United States of America located in the Borough of Manhattan in the City of New York or the courts of the State of New York in each case located in the Borough of Manhattan in the City of New York (collectively, the “Specified Courts”), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a “Related Judgment”), as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum. Each party not located in the United States has irrevocably appointed C T Corporation System, which currently maintains a New York City office at 111 Eighth Avenue, New York, New York 10011, United States of America, as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the Borough of Manhattan in the City of New York.

With respect to any Related Proceeding, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in the Specified Courts, and with respect to any Related Judgment, each party waives any such immunity in the Specified Courts or any other court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such Related Proceeding or Related Judgment, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.

(h)               Judgment Currency. The Company agrees to indemnity each Agent, its directors, officers and affiliates and each person, if any, who controls such Agent within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any loss incurred by such Agent as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being given or made for any amount due herein or such judgment or order being expressed and paid in currency (the “judgment currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purposes of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

(i)                 General Provisions. This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof. This Agreement may be executed in two or more counterparts, each one of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and may be delivered by facsimile transmission or by electronic delivery of a portable document format (PDF) file (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com. This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless waived in writing by each party whom the condition is meant to benefit. The Article and Section headings herein are for the convenience of the parties only and shall not affect the construction or interpretation of this Agreement.

[Signature Page Immediately Follows]

If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to the Company the enclosed copies hereof, whereupon this instrument, along with all counterparts hereof, shall become a binding agreement in accordance with its terms

Very truly yours,

BELLUS HEALTH Inc.

By:	/s/ Roberto Bellini
	Name:	Roberto Bellini
	Title:	President and Chief Executive Officer

The foregoing Agreement is hereby confirmed and accepted by the Agent in New York, New York as of the date first above written.

JEFFERIES LLC

By:	/s/ Dustin Tyner
	Name:	Dustin Tyner
	Title:	Managing Director

EXHIBIT A

ISSUANCE NOTICE

[Date]

Jefferies LLC

520 Madison Avenue

New York, New York 10022

Attn: [__________]

Reference is made to the Open Market Sale Agreement between BELLUS Health Inc. (the “Company”) and Jefferies LLC (the “Agent”) dated as of December 23, 2020. The Company confirms that all conditions to the delivery of this Issuance Notice are satisfied as of the date hereof.

Date of Delivery of Issuance Notice (determined pursuant to Section 3(b)(i)):   _______________________

Issuance Amount (equal to the total Sales Price for such Shares):

US$

Number of days in selling period:

First date of selling period:

Last date of selling period:

Settlement Date(s) if other than standard T+2 settlement:

Floor Price Limitation (in no event less than US$1.00 without the prior written consent of the Agent, which consent may be withheld in the Agent’s sole discretion): US$ ____ per share

Comments:

By:
Name:
Title: